

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2021

Jeffrey H. Smulyan
Chief Executive Officer
Monument Circle Acquisition Corp.
One EMMIS Plaza, 40 Monument Circle, Suite 700
Indianapolis, IN 46204

> **Re: Monument Circle Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 8, 2021**
> **File No. 333-251627**

Dear Mr. Smulyan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 7, 2021 letter.

Amendment No. 1 to the Registration Statement on Form S-1

Exhibit 23.1
Consent of Independent Public Accounting Firm, page II-5

1. The audit report date of January 6, 2021 referenced here is not consistent with the Report of Independent Registered Public Accounting Firm dated January 7, 2021 presented on page F-2. Please revise.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Raphael M. Russo